Exhibit 99.2

FORM 51 – 102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Xtra-Gold Resources Corp. (“Xtra-Gold” or the “Company”)
357 Bay Street – Suite 902 Toronto ON M5H 2T7

2.	Date of Material Change

February 15, 2013

3.	News Release

A news release with respect to the material change referred to in this Report was disseminated by Xtra-Gold on February 15, 2013 through the facilities of the Globe newswire disclosure network, a copy of which is attached as Schedule “A”.

4.	Summary of Material Change

The Company announced its intention to proceed with a normal course issuer bid, commencing February 15, 2013, to purchase up to 3,957,802 of its common shares which represent approximately 10% of the public float of the Company. The Company also announced the results of its prior issuer bid which expired on February 8, 2013.

5.	Full Description of the Material Change

The material change is described in the news release attached as Schedule “A”.

6.	Reliance on Confidentiality Provisions of Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

Not applicable

8.	Executive Officer

Paul Zyla, President and Chief Executive Officer of Xtra-Gold, may be reached at 416 366-4227.

9.	Date of Report

February 19, 2013

SCHEDULE “A”

NEWS RELEASE	FOR IMMEDIATE RELEASE

Xtra-Gold Announces Normal Course Issuer Bid
and Results of Prior Bid

Toronto, Ontario – February 15, 2013 – Xtra-Gold Resources Corp. (“Xtra-Gold” or the “Company”) TSX: XTG; OTCBB: XTGR is pleased to announce today that the Toronto Stock Exchange (“TSX”) has accepted a noticed filed by the Company of its intention to renew its prior normal course issuer bid for a further one year period. The Company intends to proceed with a normal course issuer bid to purchase up to 3,957,802 common shares of the Company (the “New Bid”).

The Company is commencing the Bid because it believes that the current market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that the purchase of common shares for cancellation is in the best interests of the Company’s shareholders by increasing the respective proportionate shareholdings and therefore increasing the respective equity interest in the Company for all remaining shareholders.

As of February 8, 2013, the Company had 46,539,917 common shares issued and outstanding. The 3,957,802 common shares that may be purchased by the Company under the New Bid represent approximately 10% of the public float of the Company. The New Bid will commence on February 15, 2013 and will terminate on February 14, 2014 or at such earlier date in the event that the number of shares sought in the New Bid has been repurchased. The Company reserves the right to terminate the New Bid earlier if it feels that it is appropriate to do so.

All shares will be purchased on the open market through the facilities of the TSX, and payment for the common shares will be in accordance with TSX policies. The price paid for the common shares will be the market price at the time of purchase. Purchasing may be suspended at any time, and no purchases will be made other than by means of open market transactions during the term of the Bid.

The maximum number of common shares that may be purchased on a daily basis is 2,211 common shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies. The common shares purchased by the Company will be cancelled.

The Company has engaged Haywood Securities Inc. to act as broker through which the Bid will be conducted.

Previous purchases were made by the Company under a prior normal course issuer bid (the “Prior Bid”), the results of which are noted hereunder.

Results of Prior Bid

Xtra-Gold acquired 68,300 common shares at an average price of $0.87 per share under the Prior Bid which commenced on February 9, 2012 and expired on February 8, 2013.

About Xtra-Gold Resources Corp.
Xtra-Gold is a gold exploration company with a substantial land position in the Kibi greenstone belt (“Kibi Gold Belt”) located in Ghana, West Africa. The Kibi Gold Belt, which exhibits many similar geological features to Ghana’s main gold belt, the Ashanti Belt has been the subject of very limited modern exploration activity targeting lode gold deposits as virtually all past gold mining activity and exploration efforts focused on the extensive alluvial gold occurrences in many river valleys throughout the Kibi area.

Xtra-Gold holds five (5) Mining Leases totaling approximately 226 sq km (22,600 ha) at the northern extremity of the Kibi Gold Belt. The Company’s exploration efforts to date have focused on the Kibi Project located on the Apapam Concession (33.65 sq. km), along the eastern flank of the Kibi Gold Belt. Xtra-Gold’s Kibi Project consists of an over 5.5 km long mineralized trend delineated from gold-in-soil anomalies, geophysical interpretations, trenching and drilling along the northwest margin of the Apapam Concession.

Forward-Looking Statements
The TSX does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This news release includes certain “forward-looking statements”. These statements are based on information currently available to the Company and the Company provides no assurance that actual results will meet management’s expectations. Forward-looking statements include estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "anticipates", "expects", "estimates", "may", "could", "would", "will", or "plan". Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, project development, reclamation and capital costs of the Company's mineral properties, and the Company's financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as: changes in general economic conditions and conditions in the financial markets; changes in demand and prices for minerals; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the activities of the Company; and other matters discussed in this news release. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Contact Information

For further information please contact:

Paul Zyla, Chief Executive Officer
Telephone:	416 366-4227
E-mail:	info@xtragold.com
Website:	www.xtragold.com